**Indian Petrochemicals Corporation Limited**
**CORPORATE OFFICE :**
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 7, 2007

**File No. 82-3958**

**SUPPL**

**Securities Exchange Commission**
Division of Corporation Finance
Office of International Corporat[redacted]
450, Fifth Street, N.Y.
**Washington D.C. 20549**
**USA**

07021661

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 19 & 16 | March 2, 2007 | Intimating the Stock Exchanges that the Board Meeting of the Company will be held on March 10, 2007 to consider inter alia declaration of Interim Dividend and fixed **Thursday, March 22, 2007 as 'Record Date'** to determine the equity shareholders who would be eligible to receive the Interim Dividend, if declared by the Board of Directors, at its meeting scheduled on March 10, 2007. |
| 2 | Clause 36 | March 7, 2007 | Intimating the Stock Exchanges that the Board at its Meeting scheduled on March 10, 2007 will also consider and recommend amalgamation of the Company with Reliance Industries Limited. |

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

Encl: a/a

PROCESSED
MAR 13 2007
THOMSON
FINANCIAL

Indian Petrochemicals Corporation Limited
**CORPORATE OFFICE :**
P.O. Petrochemicals Township,
Dist. Vadodara - 391 346, Gujarat - India.

Tele. : (0265) 669 4091
Fax : (0265) 669 4092

March 2, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
**Fax No.2272 3121 / 2272 3710**

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
**Fax No.2659 8237 / 38**

Dear Sirs,

We wish to inform you pursuant to Clause 19 of the Listing Agreement that a meeting of the Board of Directors of the Company (the Board) will be held on **Saturday, March 10, 2007** to consider, inter alia, declaration of Interim Dividend on equity shares of the Company.

We wish to further inform you pursuant to Clause 16 of the Listing Agreement that we have fixed **Thursday, March 22, 2007 as 'Record Date'** to determine the equity shareholders who would be eligible to receive the Interim Dividend if declared by the Board at its meeting scheduled on March 10, 2007. We are accordingly complying with Clause 19 of the Listing Agreement.

In the event of the Board deciding to pay Interim Dividend, we shall commence despatch of the Dividend Warrants on and from **Friday, March 23, 2007** to the Members whose names appear on the Company's Register of Members as on the Record Date and the beneficial owners as on that date, as per details received by the Company from National Securities Depository Limited and Central Depository Services (India) Limited.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Authorised Signatory

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxemburg
SA 11, Avenue de la Porte-Neuve
BP 165, L-2011
Luxembourg

**Indian Petrochemicals Corporation Limited**
**CORPORATE OFFICE :**
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 7, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
**Fax No.2272 2037 / 2272 3710**

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
**Fax No.2659 8237 / 38**

Dear Sir,

Further to our letter dated March 2, 2007, we wish to inform you that at the meeting of the Board of Directors of the Company (the Board) to be held on **Saturday, March 10, 2007,** the Board will also consider and recommend amalgamation of the Company with **Reliance Industries Limited**.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

END